March 1, 2006

Securities and Exchange Commission

ATTN: Office of Compliance, Inspections,

    And Examinations

Washington, DC 20549

Re: Boyle Fund, Investment Company Act file number: 811-08501, composed of one portfolio, the Boyle Marathon Fund

Gentlemen:

In connection with a review of recent filings, the Boyle Fund provides additional comments and clarifications supplementing those filed by letter dated February 22, 2006, to matters initially raised in a telephone conversation on February 1, 2006. We appreciate the opportunity to improve our filings and clarify our responses.

First, with regard to the “broad-based Index” used as a basis of comparison in the performance sections of the Annual Report (including the section on Management’s Discussion of Fund Performance) and the Prospectus, the requirements are clearly that the performance of the Index chosen should reflect estimated dividends of the stocks in the index. We will ensure that such performance of the benchmark index is so reflected in all future filings. To the extent that such performance was not reflected in our last annual report or prospectus, we will amend them as needed.

Second, with regard to the daily updates on our website, we will change from the S&P 500 Index (without dividends) to the S&P 500 Index with estimated dividends, which we understand is calculated by S&P once a month at the end of the month. This change in benchmark requires us to change from daily updates to monthly performance updates. We will provide shareholders with a toll-free phone number where they can get more current Fund performance information if they so desire. We will make this switch from daily to monthly updates as soon as we can get the website revised, which we believe will take less than 30 days.

We thank you for your thorough review of our recent filings. We appreciate any actions that will make us a better fund for the benefit of our shareholders. Please feel free to contact me if you have any questions or would like additional information.

Sincerely yours,

/s/Michael J. Boyle

Chairman